Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2025 and the Declaration of a Dividend
MONACO--(GLOBE NEWSWIRE - July 30, 2025) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the six months ended June 30, 2025. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.40 per share.
Results for the three months ended June 30, 2025 and 2024
For the three months ended June 30, 2025, the Company had net income of $73.5 million, or $1.59 basic and $1.53 diluted earnings per share.
For the three months ended June 30, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $67.8 million, or $1.47 basic and $1.41 diluted earnings per share, which excludes from net income (i) a $7.5 million, or $0.16 per basic and diluted share, fair value gain on financial assets measured at fair value, and (ii) a $1.8 million, or $0.04 per basic and diluted share, loss on the extinguishment of debt and write-offs of deferred financing fees.
For the three months ended June 30, 2024, the Company had net income of $227.3 million, or $4.54 basic and $4.34 diluted earnings per share.
For the three months ended June 30, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $188.4 million, or $3.77 basic and $3.60 diluted earnings per share, which excludes from net income a $43.3 million, or $0.87 per basic and $0.83 per diluted share, gain on sales of vessels and a $4.4 million, or $0.09 per basic and $0.08 per diluted share, write-off or acceleration of the amortization of deferred financing fees related to unscheduled debt and lease payments and debt extinguishment costs on certain lease financing obligations.
Results for the six months ended June 30, 2025 and 2024
For the six months ended June 30, 2025, the Company had net income of $131.7 million, or $2.85 basic and $2.74 diluted earnings per share.
For the six months ended June 30, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $116.8 million, or $2.53 basic and $2.43 diluted earnings per share, which excludes from net income (i) a $17.0 million, or $0.37 per basic and $0.35 per diluted share, fair value gain on financial assets measured at fair value, and (ii) a $2.1 million, or $0.05 per basic and $0.04 per diluted share, loss on the extinguishment of debt and write-offs of deferred financing fees.
For the six months ended June 30, 2024, the Company had net income of $441.5 million, or $8.84 basic and $8.45 diluted earnings per share.
For the six months ended June 30, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $394.9 million, or $7.90 basic and $7.56 diluted earnings per share, which excludes from net income a $54.7 million, or $1.09 per basic and $1.05 per diluted share, gain on sales of vessels and a $8.1 million, or $0.16 per basic and $0.15 per diluted share, write-off or acceleration of the amortization of deferred financing fees related to unscheduled debt and lease payments and debt extinguishment costs on certain lease financing obligations.

Declaration of Dividend
On July 29, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of August 29, 2025 to all shareholders of record as of August 13, 2025 (the record date). As of July 29, 2025, there were 51,016,290 common shares of the Company outstanding.
Summary of Second Quarter 2025 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the third quarter of 2025 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	Average Daily Revenue (2)	Expected Revenue Days (1)	% of Days
LR2	$31,000	2,577	47%	$31,500	790	$—	—	100%
MR	$22,000	3,677	45%	$22,500	454	$12,750	53	100%
Handymax	$19,000	1,183	33%	$23,000	91	$—	—	100%
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of estimated off-hire days during the period associated with repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
(2)    The Company entered into a new bareboat charter-out agreement in July 2025, the terms of which are described below. In a bareboat charter-out arrangement, the customer is responsible for crewing and other vessel operating costs unlike that of a time charter-out arrangement where the Company is responsible for such costs.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the second quarter of 2025:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$33,185	$31,541
MR	$20,421	$23,131
Handymax	$22,698	$22,872
•In July 2025, the Company reached an agreement to bareboat charter-out the MR product tanker, STI Bosphorus, at a bareboat rate of $13,150 per day (which is equivalent to a time charter equivalent rate of approximately $21,000 per day). The vessel will be chartered to a third-party joint venture which will re-flag the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program (TSP). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act (“NDAA”). The charter is expected to commence in August 2025.
•In June and July 2025, the Company submitted notice to exercise the purchase options on three vessels that are currently financed through sale and leaseback arrangements. Two of the vessels, STI Guard and STI Gallantry, are scheduled to be purchased in December 2025 and the outstanding lease obligation is scheduled to be $23.4 million per vessel at the date of purchase. The third vessel, STI Symphony, is scheduled to be purchased in February 2026 and the outstanding lease obligation is scheduled to be $18.9 million at the date of purchase.
•In April 2025, the Company commenced a time charter-out agreement on a Handymax product tanker (STI Battersea) for a term of two years at a rate of $24,000 per day.
•Since January 1, 2025, the charterers of three LR2s currently on long-term time charter-out agreements (STI Gratitude, STI Gladiator, and STI Guide) exercised the options to extend the terms of their charters, each for an additional year at $31,000 per day, commencing in May, July, and July 2025, respectively.
•The Company recently fitted one of its LR2 product tankers, STI Spiga, with a new type of onboard carbon capture technology as part of its previously announced agreement with Carbon Ridge Inc. to collaborate on the development of onboard carbon capture for maritime vessels. This installation is part of a pilot study of this technology to capture and store CO2 emissions using low-cost, modular equipment that can be retrofitted onboard existing vessels.
•In April 2025, the Company made a prepayment of $50.0 million under its 2023 $225.0 Million Revolving Credit Facility, which had been amended to become a revolving credit facility during 2024. This payment represents the 11 remaining quarterly installment payments due under this facility, with the exception of the balloon payment due at maturity. Under the amended terms, the Company has the ability to re-borrow the prepayment at amounts reducing by $4.5 million per quarter starting in July 2025.

•During the second quarter of 2025, the Company sold 2,745,218 common shares of DHT Holdings Inc. (“DHT”) at an average price of $12.07 per share. The Company owns 8,832,480 common shares, or approximately 5.5% of the outstanding common shares, of DHT as of the date of this press release.
Securities Repurchase Program
As of July 28, 2025, there is $173.4 million available under the Company's 2023 Securities Repurchase Program.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three months ended June 30, 2025, the Company’s basic weighted average number of shares outstanding was 46,284,629. For the three months ended June 30, 2025, the Company’s diluted weighted average number of shares outstanding was 48,006,580, which included the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan.
Conference Call
Title: Scorpio Tankers Inc. Second Quarter 2025 Conference Call
Date: Wednesday, July 30, 2025

Time: 9:00 AM Eastern Daylight Time and 3:00 PM Central European Summer Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/kepkymti
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1-833-636-1321
International Dial-In Number: +1-412-902-4260
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of July 28, 2025, the Company had $472.7 million in unrestricted cash and cash equivalents and $833.7 million of undrawn revolver capacity, which includes $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility, $45.5 million of availability under the 2023 $225.0 Million Revolving Credit Facility and $500.0 million of availability under the 2025 $500.0 Million Revolving Credit Facility. Within the next two weeks, the Company is expected to receive approximately $59 million from the Scorpio pools with respect to the monthly cash distribution for July 2025.
Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of March 31, 2025	Outstanding Principal as of June 30, 2025	Outstanding Principal as of July 28, 2025
1	2023 $225.0 Million Revolving Credit Facility (1)	157,200	102,610	102,610
2	2023 $49.1 Million Credit Facility	39,856	38,703	38,703
3	2023 $117.4 Million Credit Facility	87,631	83,380	83,380
4	2023 $1.0 Billion Credit Facility (2)	351,213	351,213	338,563
5	2023 $94.0 Million Credit Facility	80,825	78,409	78,409
6	Ocean Yield Lease Financing (3)	21,547	20,772	20,503
7	2021 Ocean Yield Lease Financing (4)	50,774	49,316	48,819
8	Unsecured Senior Notes Due 2030	200,000	200,000	200,000
9	2025 $500.0 Million Revolving Credit Facility	—	—	—
	Gross debt outstanding	989,046	924,403	910,987
	Cash and cash equivalents	419,931	471,062	472,727
	Net debt	$569,115	$453,341	$438,260
(1)    In July 2024, the Company amended this facility and converted it from a term loan to a revolving credit facility. The amendment gives the Company the flexibility to make unscheduled repayments that can be re-drawn in the future. The outstanding amount and/or availability of the revolving credit facility continues to amortize quarterly under the same schedule as the original term loan. In April 2025, in addition to the scheduled repayment, the Company made a prepayment of $50.0 million which can be re-drawn in the future. This amount that can be redrawn reduced to $45.5 million in July 2025.
(2)    In July 2025, the Company reached an agreement to bareboat charter-out the MR product tanker, STI Bosphorus, at a bareboat rate of $13,150 per day (which is equivalent to a time charter equivalent rate of approximately $21,000 per day). The vessel will be chartered to a third-party joint venture which will re-flag the vessel to the United States in order for it to participate in the U.S. Government’s TSP. The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the NDAA. The charter is expected to commence in August 2025.
The legal structure of this bareboat charter triggered a mandatory prepayment of the outstanding debt related to this vessel under the Company's 2023 $1.0 Billion Credit Facility. Accordingly, the Company prepaid $12.65 million on this facility in July 2025 consisting of $3.45 million on the term portion of the loan and $9.2 million on the drawn revolving portion, which cannot be redrawn. The undrawn revolving portion of this facility was not impacted by this prepayment.
(3)    In July 2025, the Company submitted notice to exercise the purchase option on the LR2 product tanker that is financed under this arrangement, STI Symphony. This vessel is scheduled to be purchased in February 2026 and the outstanding lease obligation on the date of purchase is scheduled to be $18.9 million.
(4)    In June 2025, the Company submitted notice to exercise the purchase options on the two LR2 product tankers that are currently financed under this arrangement, STI Guard and STI Gallantry. These vessels are scheduled to be purchased in December 2025 and the aggregate outstanding lease obligation on the date of purchase is scheduled to be $46.8 million.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements and Unsecured Senior Notes Due 2030 (which also include actual scheduled payments made from July 1, 2025 through July 28, 2025):

	Outstanding Debt at June 30, 2025
In millions of U.S. dollars	Repayments/maturities of unsecured debt	Unscheduled Prepayments	Vessel financings - scheduled repayments, in addition to maturities in 2027 and thereafter	Total (1)
July 1, 2025 to July 28, 2025 (2)	$—	$12.7	$0.7	$13.4
Remaining Q3 2025	—	—	9.3	9.3
Q4 2025 (3)	—	46.8	9.7	56.5
Q1 2026 (4)	—	18.9	8.1	27.0
Q2 2026	—	—	7.8	7.8
Q3 2026	—	—	26.8	26.8
Q4 2026	—	—	26.7	26.7
2027 and thereafter	200.0	—	556.9	756.9
	$200.0	$78.4	$646.0	$924.4
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of June 30, 2025.
(2) In July 2025, the Company prepaid $12.65 million on the 2023 $1.0 Billion Credit Facility related to STI Bosphorus which consisted of $3.45 million on the term portion of the loan and $9.2 million on the drawn revolving portion, which cannot be redrawn.
(3)    The unscheduled prepayments reflect the aggregate outstanding lease liability on STI Guard and STI Gallantry under the 2021 Ocean Yield Lease Financing upon the exercise of the purchase options in December 2025.
(4)    The unscheduled prepayments reflect the outstanding lease liability on STI Symphony under the Ocean Yield Lease Financing upon the exercise of the purchase option in February 2026.

Drydock and Off-Hire Update
Set forth below is a table summarizing the drydock activity that occurred during the second quarter of 2025 and the estimated expected payments to be made for the Company's drydocks through 2025 and 2026. This table also includes an estimate of off-hire days for these periods which includes (i) estimated off-hire days for drydocks, and (ii) estimated off-hire time for general repairs.

			Number of vessels for drydock (3)
	Estimated aggregate drydock costs in millions of USD (1)	Estimated aggregate off-hire days (both drydock and general repairs) (2)	LR2s	MRs	Handymax

Q2 2025 - actual	$23.7	272	3	5	0
Q3 2025 - estimated	19.1	283	2	3	0
Q4 2025 - estimated	0.0	99	0	0	0
FY 2026 - estimated	30.5	339	12	0	0
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydocks. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks finalize.
(2)    Represents the total estimated off-hire days during the period for both drydockings or general repairs, including vessels that commenced work in a previous period. The number of off-hire days set forth in this table are estimates only and actual off-hire days may vary.
(3)    Represents the number of vessels scheduled to commence drydock. It does not include vessels that commenced work in prior periods but will be completed in a subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.
Explanation of Variances on the Second Quarter of 2025 Financial Results Compared to the Second Quarter of 2024
For the three months ended June 30, 2025, the Company recorded net income of $73.5 million compared to net income of $227.3 million for the three months ended June 30, 2024. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended June 30, 2025, and 2024:

	For the three months ended June 30,
In thousands of U.S. dollars	2025	2024
Vessel revenue	$230,225	$380,660
Voyage expenses	(7,461)	(7,187)
TCE revenue	$222,764	$373,473

•TCE revenue for the three months ended June 30, 2025 decreased by $150.7 million to $222.8 million, from $373.5 million for the three months ended June 30, 2024. Overall, the average daily TCE revenue decreased to $25,569 per vessel during the three months ended June 30, 2025, from $38,813 per vessel during the three months ended June 30, 2024. The average number of vessels was 99.0 during the three months ended June 30, 2025 as compared to 108.7 during the three months ended June 30, 2024.

TCE revenue for the three months ended June 30, 2025 declined as compared to the same period in the previous year. During the first half of 2024, market conditions were favorable as underlying consumption of refined petroleum products was growing and export volumes were robust. The product tanker market was also characterized by inflated freight rates and increased demand for longer-haul voyages as much of the global shipping fleet avoided the Southern Red Sea due to attacks on commercial vessels in that region and transited around the Cape of Good Hope. By 2025, while the situation in the Southern Red Sea remained unresolved, trade patterns and supply chains for refined petroleum products adjusted, and the spike in daily spot TCE rates caused by the initial disruption normalized, leading to a reduction in TCE revenue during the three months ended June 30, 2025 as compared to the same period in the prior year.
•Vessel operating costs for the three months ended June 30, 2025 decreased by $10.5 million to $68.7 million, from $79.3 million for the three months ended June 30, 2024. The decrease in vessel operating costs was primarily driven by a decrease in the average number of vessels as a result of the sales of 12 vessels throughout 2024. Additionally, average daily vessel operating costs decreased to $7,630 per vessel for the three months ended June 30, 2025 from $8,017 per vessel for the three months ended June 30, 2024. This improvement was driven by lower costs for repairs and maintenance and spares and stores.
•Depreciation expense for the three months ended June 30, 2025 decreased by $1.3 million to $45.3 million, from $46.7 million for the three months ended June 30, 2024. This decrease was primarily attributable to the decrease in the average number of owned vessels to 99 during the three months ended June 30, 2025 compared to 108.7 during the three months ended June 30, 2024, partially offset by an increase in depreciation expense related to the completed drydocks during 2024 and the first half of 2025.
•General and administrative expenses for the three months ended June 30, 2025 decreased by $7.5 million to $29.6 million, from $37.1 million for the three months ended June 30, 2024 primarily due to a decrease in both cash and non-cash compensation costs.
•Financial expenses for the three months ended June 30, 2025 decreased by $12.0 million to $21.3 million, from $33.3 million for the three months ended June 30, 2024. This decrease was primarily attributable to the overall reduction in interest expense on debt and sale leaseback arrangements due to the Company's deleveraging efforts. Average indebtedness was $947 million during the three months ended June 30, 2025 as compared to $1.3 billion during the three months ended June 30, 2024. Additionally:
•The Company recorded a $1.8 million loss on the extinguishment of debt and write-offs of deferred financing fees during the three months ended June 30, 2025, as compared to $4.4 million during the three months ended June 30, 2024.
•Amortization of deferred financing fees was $1.8 million during the three months ended June 30, 2025, as compared to $2.7 million during the three months ended June 30, 2024.
•Dividend income and fair value gain on financial assets measured at fair value through profit or loss, net includes $1.7 million of dividends received from the Company's investment in DHT during the three months ended June 30, 2025 and a fair value gain of $7.5 million in the value of this investment as of June 30, 2025.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2025	2024	2025	2024
Revenue
Vessel revenue	$230,225	$380,660	$444,209	$771,996

Operating expenses
Vessel operating costs	(68,736)	(79,267)	(139,339)	(157,392)
Voyage expenses	(7,461)	(7,187)	(17,245)	(8,762)
Depreciation	(45,336)	(46,677)	(90,007)	(94,587)
General and administrative expenses	(29,614)	(37,108)	(58,126)	(67,197)
Gain on sales of vessels	—	43,325	—	54,655
Total operating expenses	(151,147)	(126,914)	(304,717)	(273,283)
Operating income	79,078	253,746	139,492	498,713
Other (expenses) and income, net
Financial expenses	(21,307)	(33,327)	(40,926)	(70,321)
Financial income	4,691	5,528	9,214	10,118
Share of income from dual fuel tanker joint venture	757	1,327	1,808	2,846
Dividend income and fair value gain on financial assets measured at fair value through profit or loss, net	9,269	—	20,622	—
Other income and (expenses), net	1,020	47	1,512	156
Total other expense, net	(5,570)	(26,425)	(7,770)	(57,201)
Net income	$73,508	$227,321	$131,722	$441,512

Earnings per share

Basic	$1.59	$4.54	$2.85	$8.84
Diluted	$1.53	$4.34	$2.74	$8.45
Basic weighted average shares outstanding	46,284,629	50,024,615	46,228,938	49,964,944
Diluted weighted average shares outstanding (1)	48,006,580	52,354,175	47,997,073	52,237,114

(1) The computation of diluted earnings per share for the three months ended June 30, 2025 and 2024, includes the effect of potentially dilutive unvested shares of restricted stock.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$471,062	$332,580
Financial assets measured at fair value through profit or loss	95,479	74,157
Accounts receivable	167,328	150,183
Prepaid expenses and other current assets	10,283	9,230
Inventories	19,193	10,173
Total current assets	763,345	576,323
Non-current assets
Vessels and drydock	3,141,491	3,190,820
Other assets	65,962	58,312
Goodwill	8,197	8,197
Total non-current assets	3,215,650	3,257,329
Total assets	$3,978,995	$3,833,652
Current liabilities
Current portion of long-term debt	$30,890	$122,797
Lease liability - sale and leaseback vessels	53,290	8,592
Accounts payable	27,604	32,213
Accrued expenses and other liabilities	42,401	73,591
Total current liabilities	154,185	237,193
Non-current liabilities
Long-term debt	808,189	665,887
Lease liability - sale and leaseback vessels	17,525	64,691
Other long-term liabilities	6,784	—
Total non-current liabilities	832,498	730,578
Total liabilities	986,683	967,771
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	771	760
Additional paid-in capital	3,194,929	3,159,548
Treasury shares	(1,467,127)	(1,466,818)
Retained earnings	1,263,739	1,172,391
Total shareholders' equity	2,992,312	2,865,881
Total liabilities and shareholders' equity	$3,978,995	$3,833,652

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2025	2024
Operating activities
Net income	$131,722	$441,512
Depreciation	90,007	94,587
Equity settled share based compensation expense	35,392	29,139
Amortization of deferred financing fees	3,601	5,700
Non-cash debt extinguishment costs	2,103	3,010
Net gain on sales of vessels	—	(54,655)
Accretion of fair value measurement on debt assumed in business combinations	25	41
Fair value gain on financial assets measured at fair value through profit or loss	(16,979)	—
Share of income from dual fuel tanker joint venture	(1,808)	(2,846)
Dividend from financial assets measured at fair value through profit or loss	(3,643)	—
	240,420	516,488
Changes in assets and liabilities:
Increase in inventories	(9,020)	(56)
Increase in accounts receivable	(17,144)	(22,225)
Increase in prepaid expenses and other current assets	(1,053)	(60)
(Increase) / decrease in other assets	(33)	1,650
Increase in accounts payable and other liabilities	6,266	2,339
Decrease in accrued expenses	(27,579)	(3,903)
	(48,563)	(22,255)
Net cash inflow from operating activities	191,857	494,233
Investing activities
Net proceeds from sales of vessels	—	108,715
Distributions from dual fuel tanker joint venture	1,833	1,260
Investment in dual fuel tanker joint venture	—	(1,937)
Purchases of financial assets measured at fair value through profit or loss	(45,850)	—
Proceeds from sale of financial assets measured at fair value through profit or loss	41,507	—
Dividend from financial assets measured at fair value through profit or loss	3,643	—
Drydock, ballast water treatment system and other vessel related payments	(48,383)	(23,876)
Net cash (outflow) / inflow from investing activities	(47,250)	84,162
Financing activities
Debt repayments	(153,695)	(711,490)
Issuance of debt	200,000	99,000
Debt issuance costs	(11,747)	(202)
Dividends paid	(40,374)	(42,879)
Repurchase of common stock	(309)	(53,726)
Net cash outflow from financing activities	(6,125)	(709,297)
Increase in cash and cash equivalents	138,482	(130,902)
Cash and cash equivalents at January 1,	332,580	355,551
Cash and cash equivalents at June 30,	$471,062	$224,649

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2025 and 2024
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$144,508	$278,000	$268,211	$570,786

Average Daily Results
Fleet
TCE per revenue day (2)	$25,569	$38,813	$24,779	$39,241
Vessel operating costs per day (3)	$7,630	$8,017	$7,776	$7,879
Average number of vessels	99.0	108.7	99.0	109.8

LR2
TCE per revenue day (2)	$32,674	$47,156	$31,573	$48,906
Vessel operating costs per day (3)	$8,129	$8,984	$8,465	$8,768
Average number of vessels	38.0	39.0	38.0	39.0

MR
TCE per revenue day (2)	$20,681	$35,600	$20,765	$34,751
Vessel operating costs per day (3)	$7,410	$7,492	$7,396	$7,430
Average number of vessels	47.0	55.7	47.0	56.8

Handymax
TCE per revenue day (2)	$22,595	$28,011	$20,460	$30,245
Vessel operating costs per day (3)	$7,017	$7,406	$7,181	$7,216
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$23,720	$13,316	$48,383	$23,876

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of July 30, 2025

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned and sale leaseback vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	Time Charter (5)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Duchessa	2014	49,990	—	Time Charter (6)	MR	No
16	STI Opera	2014	49,990	—	SMRP (2)	MR	No
17	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
18	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
19	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
20	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
22	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
23	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Memphis	2014	49,990	—	Time Charter (7)	MR	Yes
30	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
31	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
32	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
33	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
34	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
35	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
36	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
37	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
38	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
41	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	No
42	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
44	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
45	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
46	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
47	STI Jardins	2018	49,990	1B	Time Charter (8)	MR	No
48	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
49	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
50	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
51	STI Magnetic	2019	50,000	—	Time Charter (9)	MR	Yes
52	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
53	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
54	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
55	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
56	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
57	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
58	STI Miracle	2020	50,000	—	Time Charter (10)	MR	Yes
59	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
60	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
61	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
62	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
63	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
64	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
65	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
66	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
67	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
68	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
69	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
70	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
71	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
72	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
73	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
74	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
75	STI Connaught	2015	109,999	—	Time Charter (11)	LR2	Yes
76	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes
77	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
78	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Lombard	2015	109,999	—	Time Charter (12)	LR2	Yes
80	STI Grace	2016	109,999	—	Time Charter (13)	LR2	Yes
81	STI Jermyn	2016	109,999	—	Time Charter (14)	LR2	Yes
82	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
83	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
84	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
85	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
86	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
87	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
89	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
90	STI Guard	2016	113,000	—	Time Charter (15)	LR2	Yes
91	STI Guide	2016	113,000	—	Time Charter (16)	LR2	Yes
92	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
93	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
94	STI Gauntlet	2017	113,000	—	Time Charter (17)	LR2	Yes
95	STI Gladiator	2017	113,000	—	Time Charter (16)	LR2	Yes
96	STI Gratitude	2017	113,000	—	Time Charter (18)	LR2	Yes
97	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
98	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
99	STI Lavender	2019	110,000	—	Time Charter (19)	LR2	Yes
	Total Fleet DWT		7,092,312

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in April 2025 for two years at a rate of $24,000 per day.
(6)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(7)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025.
(8)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(9)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025.
(10)	This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025.
(11)	In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. This vessel is expected to be redelivered in August 2025.
(12)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The vessel is expected to be redelivered between August 2025 and October 2025.
(13)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(14)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(15)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(16)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. In April 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(17)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(18)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. In February 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in May 2025. The charterers have an additional option to further extend the term of this agreement for an additional year at $33,000 per day.
(19)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2024 and 2025 were as follows:

Date paid	Dividend per common share
March 2024	$0.40
June 2024	$0.40
September 2024	$0.40
December 2024	$0.40
March 2025	$0.40
June 2025	$0.40
On July 29, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of August 29, 2025 to all shareholders of record as of August 13, 2025 (the record date). As of July 29, 2025, there were 51,016,290 common shares of the Company outstanding.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 99 product tankers (38 LR2 tankers, 47 MR tankers and 14 Handymax tankers) with an average age of 9.4 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Second Quarter of 2025 Financial Results Compared to the Second Quarter of 2024". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended June 30, 2025
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$73,508	$1.59	$1.53
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	1,839	0.04	0.04
Fair value gain on financial assets measured at fair value through profit or loss	(7,532)	(0.16)	(0.16)
Adjusted net income	$67,815	$1.47	$1.41

	For the three months ended June 30, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$227,321	$4.54		$4.34
Adjustments:
Write-off of deferred financing fees and debt extinguishment costs	4,380	$0.09		$0.08
Gain on sales of vessels	(43,325)	(0.87)		(0.83)
Adjusted net income	$188,376	$3.77	(1)	$3.60	(1)

(1) Summation difference due to rounding

	For the six months ended June 30, 2025
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$131,722	$2.85	$2.74
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	2,103	0.05	0.04
Fair value gain on financial assets measured at fair value through profit or loss	(16,979)	(0.37)	(0.35)
Adjusted net income	$116,846	$2.53	$2.43

	For the six months ended June 30, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$441,512	$8.84		$8.45
Adjustments:
Write-off of deferred financing fees and unamortized discounts on credit facilities	8,072	$0.16		$0.15
Gain on sales of vessels	(54,655)	(1.09)		(1.05)
Adjusted net income	$394,929	$7.90	(1)	$7.56	(1)

(1) Summation difference due to rounding

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2025	2024	2025	2024
Net Income	$73,508	$227,321	$131,722	$441,512
Financial expenses	21,307	33,327	40,926	70,321
Financial income	(4,691)	(5,528)	(9,214)	(10,118)
Depreciation	45,336	46,677	90,007	94,587
Equity settled share based compensation expense	18,317	19,528	35,392	29,139
Gain on sales of vessels	—	(43,325)	—	(54,655)
Dividend income and fair value gain on financial assets measured at fair value through profit or loss, net	(9,269)	—	(20,622)	—
Adjusted EBITDA	$144,508	$278,000	$268,211	$570,786

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas and hostilities between Israel and Iran, which have and may continue to disrupt certain global shipping routes, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com